Filed by Alps Electric Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated September 27, 2018

September 27, 2018
To all parties concerned

Company Name:	Alps Electric Co., Ltd.
Representative:	Toshihiro Kuriyama
Representative Director and President
(Code: 6770, TSE 1st Section)
Inquiries:	Junji Kobayashi, Senior Manager, Corporate Planning Office
TEL +81-3-5499-8026 (IR Direct)

Notice Regarding the Results of the Examination of the Impact of the Special Dividends to be Paid by Alpine Electronics, Inc. on the Share Exchange Ratio

As announced in the press release titled “Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” dated July 27, 2017, Alps Electric Co., Ltd. (the “Company”) and Alpine Electronics, Inc. (“Alpine” and, together with the Company, the “Companies”) resolved at their respective board of directors meetings held on July 27, 2017 to conduct a business integration (the “Business Integration”) that involves a reorganization into a holding company structure, and the Companies executed a share exchange agreement (the “Share Exchange Agreement”) concerning a share exchange through which the Company will become a wholly owning parent company of Alpine and Alpine will become a wholly owned subsidiary (the “Share Exchange”), based on the resolutions of their respective board of directors meetings held on the same day.
Moreover, as announced in the press release titled “Notice Regarding Change to the Transaction Structure of the Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. and Change of the Name of the Holding Company (Partial Amendment to the Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Cancellation of the Company Split of Alps Electric Co., Ltd., Change of the Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” dated February 27, 2018, the Companies resolved at their respective board of directors meetings held on February 27, 2018 to change the management structure following the Business Integration from a pure holding company structure to an operating holding company structure and introduce an in-house company system, and the Companies executed a memorandum of understanding to amend the share exchange agreement to implement the changes that are necessary in connection with the structure change. (Note)

(Note)
Further, as announced in the press release titled “Notice Regarding the Partial Amendment to the Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange) Concerning the Issuance of Stock Acquisition Rights” dated July 27, 2018, based on the resolutions of their respective board of directors meetings held on July 27, 2018, the Companies executed a memorandum of understanding concerning the amendments to the Share Exchange Agreement in order to implement the necessary changes in connection with the issuance of stock acquisition rights as stock options granted to directors of Alpine (excluding directors who are not officers and directors or who are Audit and Supervisory Committee members) on July 23, 2018.

The Company was informed by Alpine on September 14, 2018 that Alpine would like to pay a special dividend of 100 yen per share (the “Special Dividends”) to its shareholders with the record date of October 15, 2018 on the condition that the Share Exchange will be approved at the extraordinary general meeting of shareholders of Alpine (the “Extraordinary General Meeting of Shareholders”).  In accordance with the Share Exchange Agreement, the Companies discussed the payment of the Special Dividends with Alpine.

Since the financial forecasts of Alpine will change due to the payment of the Special Dividends, the Company conducted an examination (the “Examination”) as to whether it is necessary to revise the share exchange ratio agreed by the Companies in the Share Exchange Agreement (the “Share Exchange Ratio”).
Based on the results of the Examination, the Company resolved at its board of directors meeting held on September 27, 2018 to agree to the payment of the Special Dividends by Alpine and not to revise the Share Exchange Ratio.  The Company therefore agreed with Alpine with respect to the payment of the Special Dividends by Alpine, and hereby announces as follows the results of the Examination based on which such resolution was made.

1.	Objectives of the Examination
Since the payment of the Special Dividends will change the financial forecasts of Alpine and not revising the Share Exchange Ratio could undermine the interests of the Company’s shareholders, the Company decided to conduct the Examination as to whether it is appropriate to consummate the Share Exchange at the Share Exchange Ratio even on the premise that the Special Dividends are to be paid.

2.	Details of the Examination
(1)	Method of the Examination
In the Examination, the Company requested Nomura Securities Co., Ltd. (“Nomura Securities”), a third-party financial advisor independent from the Company and Alpine, to conduct a re-analysis of the Share Exchange Ratio on the premise that the Special Dividends are to be paid.  In connection with the re-analysis, the Company updated the period covered by the Company’s financial forecasts to the period from fiscal year ending March 31, 2019 through fiscal year ending March 31, 2021.  After receiving from Alpine its financial forecasts updated in a similar manner, the Company checked the details of such updates and examined the validity of the updated financial forecasts through, for instance, conducting question-and-answer sessions relating to such financial forecasts with Alpine.  In order to ensure fairness and appropriateness of the Share Exchange Ratio on the premise that the Special Dividends are to be paid, the Company received a financial analysis report dated September 26, 2018 with respect to the Share Exchange Ratio for the Share Exchange from Nomura Securities (the details are as described in “(2) Details of the Analysis”).  Please note that in the Examination, the Company has not obtained an opinion (fairness opinion) from Nomura Securities to the effect that the Share Exchange Ratio is fair from a financial point of view to the Company.
Furthermore, the Company has obtained advice on such matters as the methods and process of the Examination from Mori Hamada & Matsumoto (the legal advisor of the Company), which is independent from both of the Company and Alps Electric, from a legal point of view.

(2)	Details of the Analysis
For the Company, Nomura Securities conducted (a) the average market share price analysis because shares of the Company are listed on a financial instruments exchange and a market price is available for the Company common shares, (b) the comparable company analysis because there are multiple listed companies that are comparable to the Company and an analogical inference of the share value of the Company is possible through the comparison to such comparable companies, and (c) the discounted cash flow analysis (“DCF Analysis”) in order to reflect the state of future business activities in the evaluation.
For Alpine, Nomura Securities conducted (a) the average market share price analysis because shares of Alpine are listed on a financial instruments exchange and a market price is available for Alpine common shares, (b) the comparable company analysis because there are multiple listed companies that are comparable to Alpine and an analogical inference of the share value of Alpine is possible through the comparison to such comparable companies, and (c) the DCF Analysis, in order to reflect the state of future business activities in the evaluation.

In the comparable company analysis, using a reference date of July 25, 2017 (the “Reference Date (1)”), which is the date set forth in the financial analysis report on the financial exchange report that the Company received from Nomura Securities on July 26, 2017, which the board of directors of the Company held on July 27, 2017 used as reference in passing the resolution, and which is considered not to have been affected by the Share Exchange, the calculation was performed based on the average closing prices of the Company common shares and Alpine common shares during the last six months from January 26, 2017 to the Reference Date (1), the last three months from April 26, 2017 to the Reference Date (1), the last one month from June 26, 2017 to the Reference Date (1) and the last one week from July 19, 2017 to the Reference Date (1), as well as the closing price on the Reference Date (1) of such shares, in each case on the first section of the Tokyo Stock Exchange (the “TSE”) (the “Average Market Share Price Analysis (1)”).  In addition, using a reference date of September 25, 2018 (the “Reference Date (2)”), which is the date immediately preceding the resolution of the board of directors meeting based on the Examination, the calculation was performed based on the average closing prices of the Company common shares and Alpine common shares during the last six months from March 26, 2018 to the Reference Date (2), the last three months from June 26, 2018 to the Reference Date (2), the last one month from August 27, 2018 to the Reference Date (2) and the last one week from September 19, 2018 to the Reference Date (2), as well as the closing price on the Reference Date (2) of such shares, in each case on the first section of the TSE (the “Average Market Share Price Analysis (2)”).
Furthermore, in the comparable company analysis and the DCF Analysis, Nomura Securities factored into account the amount of cash outflows to Alpine shareholders associated with the Special Dividends from the respective share value of the Company and Alpine.
The calculation range of Alpine is as follows, when the share value for one share of the Company is deemed to be 1:

Method of Analysis	Result of Calculation of the Share Exchange Ratio
Average Market Share Price Analysis (1)	0.51 ～ 0.54
Average Market Share Price Analysis (2)	0.74 ～ 0.78
Comparable Company Analysis	0.57 ～ 1.13
DCF Analysis	0.56 ～ 0.79

For the calculation of the share exchange ratio above, Nomura Securities used information provided by each of the Companies, public information as well as other information, and assumed that all such materials and information are accurate and complete, and did not independently verify their accuracy or completeness.  Also, Nomura Securities did not undertake an independent evaluation, appraisal or assessment of any of the assets or liabilities (including contingent liabilities), including analysis and valuation of individual assets and liabilities, of the Companies or any of their respective affiliates, nor did it make any request to a third party institution for such appraisal or assessment.  The calculation of the share exchange ratio by Nomura Securities reflects information (including the Special Dividends) and economic conditions available up to the calculation reference date of September 25, 2018, and Nomura Securities assumed that the financial forecasts of each of the Companies (including profit plans and other information) were reasonably considered or prepared based on the best currently available estimates and judgments of the managements of the Companies.
The profit plans of the Company and Alpine that Nomura Securities used as a basis for its DCF Analysis did not contain any fiscal year in which a significant increase or decrease in profit was anticipated.  Such financial forecasts did not assume the consummation of the Share Exchange.
As described in “(1) Method of the Examination” above, Nomura Securities has not submitted to the Company any written opinion (fairness opinion) to the effect that the Share Exchange Ratio for the Share Exchange is fair for the Company from a financial point of view in connection with the Examination.

(3)	Results of the Examination
The Company confirmed the details including the updated factors concerning the revised financial forecasts of each of the Companies and examined the appropriateness, and conducted careful discussions and considerations in light of various factors such as the objectives, contents, terms and conditions, and effect of the Special Dividends as well as the details of the discussions over the Special Dividends, the details of the analysis by Nomura Securities, and the legal advice from Mori Hamada & Matsumoto.

As a result, the Company concluded that, even on the premise that the Special Dividends are to be paid, the Share Exchange Ratio is appropriate and will not undermine the interests of the Company’s shareholders on the grounds of such factors as that even if the Special Dividends are paid as described in “(2) Details of the Analysis,” the Share Exchange Ratio will be within the calculation range using the comparable company analysis and the DCF Analysis, and that the size of the Special Dividends is not as significant as the difference caused between Alpine’s financial forecasts on the premise of which the Share Exchange Ratio was determined and the financial forecasts following the subsequent upward revisions and therefore will not significantly affect the appropriateness of the Share Exchange Ratio.  Accordingly, the Company determined that it is appropriate to conduct the Share Exchange based on the Share Exchange Ratio.  On that basis, in light of such factors as Alpine’s business results after the announcement of the Share Exchange, the voting outcome at the 52nd ordinary general meeting of shareholders of Alpine held on June 21, 2018, and the latest trends of share prices of the Companies, the Company determined that the Company agreeing to the payment of the Special Dividends will lead to a smooth realization of the Business Integration and eventually lead to benefits for the Company’s shareholders.
Based on the examination results described above, the Company resolved at its board of directors meeting held on September 27, 2018 to agree to the payment of the Special Dividends by Alpine and not to revise the Share Exchange Ratio.  The Company therefore agreed with Alpine with respect to the payment of the Special Dividends by Alpine.

End

Alps Electric may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible Share Exchange with Alpine.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Alpine prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the Companies, the Share Exchange and related matters.  U.S. shareholders of Alpine are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Alps Electric and Alpine in relation to, and the benefits resulting from, their business integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.